Exhibit 99.2

Annual General Meeting in Forward Pharma A/S

PROXY/VOTING BY CORRESPONDENCE FORM

for use at the annual general meeting in Forward Pharma A/S on Friday 6 May 2016 at 2:00 p.m. (CET).

Name:

Address:

(Please use CAPITAL LETTERS)

I/we hereby authorise by proxy/submit written votes (voting by correspondence) in accordance with the indications below:

Please check off field A), B), C) or D):

A)               ☐      Proxy is granted to a named third party (deadline Thursday 5 May 2016 end of day

(CET)):

Name:

Address:

(Please use CAPITAL LETTERS)

or

B)	☐

Proxy is granted to the board of directors (with a right of substitution) to vote in accordance with the board of directors’ proposals as set out in the table below (deadline Thursday 5 May 2016 end of day (CET)).

or

C)	☐

Check-the-box Proxy is granted to the board of directors (with a right of substitution)to vote as stated below. Please check off the boxes “FOR”, “AGAINST” or “ABSTAIN” to indicate your vote (deadline Thursday 5 May 2016 end of day (CET)).

or

D)	☐

Written votes (voting by correspondence) are submitted as stated below. Written votes cannot be withdrawn. Please check off the boxes “FOR”, “AGAINST” or “ABSTAIN” to indicate your vote (deadline Thursday 5 May 2016 end of day (CET)).

Agenda

The complete agenda is included in the notice to convene the annual general meeting.

If the votes attaching to a shareholder’s shares are cast differently in relation to a specific agenda item, this shall be indicated in the table below.

AGENDA ITEMS		FOR	AGAINST	ABSTAIN	RECOMMENDATION FROM THE BOARD

(a)	The board of directors’ report on the company’s activities in the past financial year

(b)	Adoption of the audited annual report 2015	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(c)	Proposal for covering of loss according to the adopted annual report	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(d)	Proposal for discharge of the board of directors and the management board	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(e)	Election of members to the board of directors, including amendment of the articles of association:

(i)	Proposal to increase the maximum number of board members from six to seven board members	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(ii)	Election of members to the board of directors (see below)

(f)	Re-election of Ernst & Young P/S as auditor	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(g)	Proposals from the board of directors:

(i)	Increase and amendment of the board of directors’ authorization to issue warrants that allow for subscription of shares at a subscription price that may be lower than the market price.	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(ii)	Alternatively, if the proposal under item (g)(i) is not adopted:	☐	☐	☐

New authorization to the board of directors to issue warrants that allow for subscription of shares at a subscription price that equals or exceeds the market price.
FOR
(Indicate votes if cast differently (no. of shares)):

(iii)	Reduction of the board of directors’ authorization to increase the company’s share capital.	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(h)	Any other business

If used as a proxy (box A-C above):	Yes	No

The proxy holder may in respect of agenda item (e)(ii), election of members to the board of directors, vote on my/our behalf according to his/her best belief:	☐	☐

The proxy applies to all business being transacted at the annual general meeting. In the event that new proposals are submitted (except for proposals in respect of the election of members to the board of directors), including amendments or proposals for election of auditor not on the agenda, the proxy holder will vote on your behalf according to his/her best belief. Written votes (voting by correspondence) will be taken into account if a new or an amended proposal is substantially the same as the original.

If the form is only dated and signed, it will be considered a proxy to the board of directors to vote in accordance with the recommendations (in respect of election of members to the board of directors: best belief) of the board of directors as stated above.

If the form is only partially completed, votes will be cast in accordance with the recommendations (in respect of election of members to the board of directors: best belief) of the board of directors as stated above with respect to the non-ticked off boxes.

The proxy/voting by correspondence is valid for the number of shares that the undersigned holds on the record date, Friday 29 April 2016 end of day (CET), as calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) notifications of ownership received by the company but not yet registered in the company’s register of shareholders.

Date:              2016

Name:	Name:
Title:	Title:

The dated and signed form, if used as a proxy (box A-C above) or for written votes (voting by correspondence)(box D above), must reach Forward Pharma A/S no later than Thursday 5 May 2016 end of day (CET) either by email (art@forward-pharma.com) or by ordinary mail.